

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2022

Maria Zannes
Chief Executive Officer
bioAffinity Technologies, Inc.
22211 W Interstate 10
Suite 1206
San Antonio, Texas 78257

> **Re: bioAffinity Technologies, Inc.**
> **Amendment No.2 to Registration Statement on Form S-1**
> **Filed June 16, 2022**
> **File No. 333-264463**

Dear Ms. Zannes:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No.2 to Registration Statement on Form S-1 Filed June 16, 2022

Report of Independent Registered Public Accounting Firm, page F-18

1. We note you have included conditional audit reports pending the completion of the planned reverse stock split. Please confirm that you intend to file a pre-effective amendment to your Form S-1 that includes final signed audit reports and signed auditors' consents prior to requesting effectiveness.

Exhibits
Exhibit 5.1

2. Please revise your legal opinion to clarify that you are opining on all of the common stock covered by the registration statement, as it currently suggests that you are opining only on

the shares of common stock underlying warrants. In addition, please opine on the Units covered by the registration statement. Refer to Sections II.B.1.f and II.B.1.h of Staff Legal Bulletin No. 19.

You may contact Stephen Kim at 202-551-3291 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Wilhelm E. Liebmann, Esq.